# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Galaxy Digital Inc., CIK 0001859392
CUSIP: 36317J209
Title of class of securities: Class A Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 300 Vesey Street, 13th Floor, New York, New York (NY), 10282
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001380615

## Reporting persons
- Michael E. Novogratz: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 195,161,415; shared voting power 0; sole dispositive power 195,161,415; shared dispositive power 0; aggregate amount beneficially owned 195,161,415 (53.48% of the class)
  Comment: The number in Rows (5), (7) and (9) consists of (a) 46,312 shares of Class A common stock, $0.001 per share (the "Class A Common Stock"), held directly by Michael E. Novogratz, (b) 522,945 shares of Class A Common Stock held of record by Novofam Macro LLC ("Novofam"), a Delaware limited liability company controlled by Michael E. Novogratz and (c) 194,592,158 shares of Class A Common Stock issuable upon the conversion of 194,592,158 limited partnership units ("LP Units") of Galaxy Digital Holdings LP ("GDH LP") and 194,592,158 shares of Class B common stock, par value $0.0000000001 per share ("Class B Common Stock"), of Galaxy Digital Inc. (the "Issuer"), each held of record by Galaxy Group Investments LLC ("GGI"), a Delaware limited liability company controlled by Michael E. Novogratz. Subject to the terms of the Seventh Amended and Restated Limited Partnership Agreement of GDH LP (the "Amended LP Agreement"), the LP Units are redeemable or exchangeable for shares of Class A Common Stock on a one-for-one basis. Shares of Class B Common Stock will be cancelled on a one-for-one basis if a holder redeems or exchanges LP Units pursuant to the terms of the Amended LP Agreement.
  
  The number in Row (11) is based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and shares of Class A Common Stock issuable upon the conversion of LP Units, as described above, each beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 170,332,037 shares of Class A Common Stock outstanding as of June 30, 2025, as reported by the Issuer to the Reporting Person and (ii) 194,592,158 shares of Class A Common Stock issuable upon the conversion of 194,592,158 LP Units and the corresponding cancellation of 194,592,158 shares of Class B Common Stock, beneficially owned by the Reporting Person as described above.
- Galaxy Group Investments LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 194,592,158; shared voting power 0; sole dispositive power 194,592,158; shared dispositive power 0; aggregate amount beneficially owned 194,592,158 (53.324% of the class)
  Comment: The number in Rows (5), (7) and (9) consists of 194,592,158 shares of Class A Common Stock issuable upon the conversion of 194,592,158 LP Units of GDH LP and 194,592,158 shares of Class B Common Stock of the Issuer, each held of record by GGI, a Delaware limited liability company controlled by Michael E. Novogratz. Subject to the terms of the Amended LP Agreement, the LP Units are redeemable or exchangeable for shares of Class A Common Stock on a one-for-one basis. Shares of Class B Common Stock will be cancelled on a one-for-one basis if a holder redeems or exchanges LP Units pursuant to the terms of the Amended LP Agreement.
  
  The number in Row (11) is based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock issuable upon the conversion of LP Units, as described above, beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 170,332,037 shares of Class A Common Stock outstanding as of June 30, 2025, as reported by the Issuer to the Reporting Person and (ii) 194,592,158 shares of Class A Common Stock issuable upon the conversion of 194,592,158 LP Units and the corresponding cancellation of 194,592,158 shares of Class B Common Stock, beneficially owned by Galaxy Group Investments LLC as described above.
- Novofam Macro LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 522,945; shared voting power 0; sole dispositive power 522,945; shared dispositive power 0; aggregate amount beneficially owned 522,945 (0.307% of the class)
  Comment: The number in Rows (5), (7) and (9) consists of 522,945 shares of Class A Common Stock held of record by Novofam, a Delaware limited liability company controlled by Michael E. Novogratz.
  
  The number in Row (11) is based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) 170,332,037 shares of Class A Common Stock outstanding as of June 30, 2025, as reported by the Issuer to the Reporting Person.

## Item 1. Issuer
Name of issuer: Galaxy Digital Inc.
Address of issuer's principal executive offices: 300 Vesey Street, 13th Floor, New York, NY 10282

## Item 2. Person Filing
Name of person filing: Michael E. Novogratz
Address of principal business office or, if none, residence:
C/O GALAXY GROUP INVESTMENTS LLC
107 GRAND ST
NEW YORK, NY 10013
Citizenship: US

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 195,161,415
Percent of class: 53.480%
Sole power to vote or to direct the vote: 195,161,415
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 195,161,415
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Michael E. Novogratz: /s/ Michael E. Novogratz, Michael E. Novogratz (08/05/2025)
- Galaxy Group Investments LLC: /s/ Michael E. Novogratz, Michael E. Novogratz, Authorized Signatory (08/05/2025)
- Novofam Macro LLC: /s/ Michael E. Novogratz, Michael E. Novogratz, Authorized Signatory (08/05/2025)